

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2026

Jason W. Reese
Chief Executive Officer & Chairman
Great Elm Group, Inc.
3801 PGA Boulevard, Suite 603
Palm Beach Gardens, FL 33410

> **Re: Great Elm Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 7, 2026**
> **File No. 333-292605**

Dear Jason W. Reese:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jan Woo at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Hillary A. Coleman